As filed with the Securities and Exchange Commission on August 12, 2015

Registration No. 333-204891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

Form F-7

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SYNODON INC.

(Exact name of Registrant as specified in its charter)

Alberta	8713	None
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

Suite 204, 1230-91 Street

Edmonton, Alberta T6X 0P2

Canada

(780) 468-9568

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Daniel M. Miller Dorsey & Whitney LLP Suite 1605, 777 Dunsmuir Street Pacific Centre Vancouver, British Columbia V7Y 1K4 Canada (603) 630-5199	Paul van Eeden Executive Chairman Synodon Inc. Suite 204, 1230-91 Street Edmonton, Alberta T6X 0P2 Canada (780) 468-9568	Colleen Cebuliak Dentons Canada LLP 2900 Manulife Place 10180 – 101 Street Edmonton, Alberta T5J 3V5 Canada (780) 423-7100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  [    ]

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This document is important and requires you to MAKE A DECISION PRIOR TO 4:00 PM (EDMONTON TIME) ON SEPTEMBER 22, 2015. IF YOU ARE IN DOUBT as to how to deal with it, you should consult your investment dealer, stock broker, bank manager or other professional advisor.

Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Synodon Inc., Suite 204, 1230-91 Street SW, Edmonton, Alberta T6X 0P2 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering	August 12, 2015

SYNODON INC.

$4,217,352

OFFERING OF 84,347,033 RIGHTS TO SUBSCRIBE FOR

UP TO 84,347,033 COMMON SHARES

AT A PRICE OF $0.05 PER COMMON SHARE

THERE IS NO MINIMUM AMOUNT OF FUNDS THAT MUST BE RAISED UNDER THIS OFFERING. THIS MEANS THAT THE ISSUER COULD COMPLETE THIS OFFERING AFTER RAISING ONLY A SMALL PORTION OF THE OFFERING AMOUNT SET OUT ABOVE. IF FOR EXAMPLE, ONLY NOMINAL PROCEEDS IN THE AMOUNT OF $1,054,338 ARE RAISED (NET PROCEEDS OF APPROXIMATELY $724,338), AND ASSUMING THE CORPORATION HAS NO OTHER ALTERNATIVE SOURCE OF FUNDS, THE CORPORATION WILL NEED TO READJUST ITS SPENDING BUDGET IN ORDER TO SUSTAIN ITS OPERATIONS BEYOND OCTOBER 31, 2015. SEE “USE OF PROCEEDS” AND “RISK FACTORS”.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. The financial statements included in or incorporated by reference into this short form prospectus have been prepared in accordance with accounting principles generally accepted in Canada and such financial statements are subject to Canadian auditing standards and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of Alberta, Canada, that all of its directors and officers named in this preliminary short form prospectus are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States. See “Enforceability of Civil Liabilities”.

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This short form prospectus (the “Prospectus”) qualifies the distribution of 84,347,033 rights (the “Rights”) to subscribe for and purchase from Synodon Inc. (“Synodon” or the “Corporation”) an aggregate of up to 84,347,033 Class A voting common shares of the Corporation (the “Common Shares”) at a price (the “Subscription Price”) per Common Share equal to $0.05, on the terms set forth herein (the “Offering”). This Prospectus also qualifies the Common Shares issuable upon exercise of the Rights. The Rights and the Common Shares issuable upon the exercise of the Rights are referred to herein as the “Offered Securities”. This also covers the offer and Prospectus sale of the Offered Securities within the United States under the U.S. Securities Act of 1933, as amended (the “US Securities Act”).

The Corporation will distribute the Rights to holders of its Common Shares (the “Shareholders”) of record as at the close of business on August 26, 2015 (the “Record Date”). Each Shareholder of record on the Record Date will receive one (1) Right for each Common Share held. For every one (1) Right held, the holder thereof (the “Holder”) is entitled to acquire one (1) Common Share upon payment of the Subscription Price (the “Basic Subscription Privilege”). See “Details of the Offering – Basic Subscription Privilege”. No fractional Common Shares will be issued pursuant to the Offering. Where the exercise of Rights would otherwise entitle a Holder to receive a fractional Common Share, the Holder’s entitlement will be reduced to the next lowest whole number of Common Shares.

Based on the 84,347,033 Common Shares outstanding as at the date hereof, the Offering would entitle holders to subscribe for an aggregate of up to 84,347,033 Common Shares for gross proceeds of $4,217,352. Holders of Rights who exercise their Rights in full are entitled to subscribe pro rata for Additional Common Shares (as defined herein) pursuant to the Additional Subscription Privilege (as defined and described herein). See “Details of the Offering – Additional Subscription Privilege”.

The Rights may be exercised commencing on August 31, 2015 (the “Commencement Date”) and the Rights will expire at 4:00 p.m. (Edmonton time) (the “Expiration Time”) on September 22, 2015 (the “Expiration Date”). Rights not exercised at or before the Expiration Time will be void and of no value. If a Shareholder elects not to exercise the Rights issued to that Shareholder, or elects to sell or transfer those Rights, the value of the Common Shares currently held by that Shareholder will be diluted as a result of the exercise of the Rights by others.

The Rights are fully transferable by Holders, except that Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the US Securities Act, as more fully described herein. The Rights will be evidenced by certificates in registered form (the “Rights Certificates”). A Holder of a Right is not, by virtue of such Right, a Shareholder and does not have any of the rights of a Shareholder.

Mr. Paul van Eeden, who is currently a director and the Executive Chairman of Synodon, is also the President and Chief Executive Officer of (and exercises control and direction over) Cranberry Capital Inc. (“Cranberry”), a private investment company, that beneficially owns 18,466,262 common shares of Synodon, representing 21.9% of the issued and outstanding Common Shares on a non-diluted basis. Mr. van Eeden also holds options to acquire 200,000 Common Shares. Mr. van Eeden has indicated his present intention to the Board of Directors of Synodon to exercise his Basic Subscription Privilege and to possibly exercise his Additional Subscription Privilege. As a result, if no other Holder of Rights exercises their Basic Subscription Privilege or Additional Subscription Privilege, following the Closing (as defined herein), Mr. van Eeden could own, directly or indirectly, up to 102,813,295 Common Shares representing up to approximately 60.9% of the issued and outstanding Common Shares on a non-diluted basis, plus options to acquire 200,000 Common Shares, which if exercised, would bring the Mr. van Eeden’s ownership interest in the Corporation to 59.5% on a fully-diluted basis. Cranberry has provided a $3 million bridge loan facility (the “Bridge Loan”) to the Corporation which matures on March 31, 2016 and is secured by all of the assets of the Corporation. The Bridge Loan contemplated that all of the net proceeds from the Offering would be used to pay down the Bridge Loan. However, pursuant to an amending agreement to the Bridge Loan, and subject to the closing of the Offering, Cranberry and the Corporation have agreed to extend the maturity date by two years until March 31, 2018, reduce the interest rate

(ii)

from 12% to 6% and also amend the use of proceeds of the Offering such that the Corporation can use the net proceeds for general working capital as opposed to having to pay down the Bridge Loan. See “Risk Factors – Risks Relating to this Offering – Significant Shareholder”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “SYD”. The closing price of the Common Shares on the TSXV on August 11, 2015, the last day on which the Common Shares traded, was $0.08. The TSXV has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation expects that the Rights will be listed and posted for trading on the TSXV under the symbol “SYD.RT” at the opening two business days before the Record Date and that the Rights will be posted for trading on the TSXV until the Expiration Time, at which time the Rights will cease trading. There is currently no market through which the Rights may be sold and purchasers may not be able to resell the Rights issued under this short form prospectus. This may affect the pricing of the Rights in the secondary market, the transparency and availability of trading prices, and the liquidity of the Rights. See “Risk Factors”.

$0.05 per Common Share

(upon the exercise of One (1) Right)

	Price to Holders	Net Proceeds to the Corporation(2)
Per Common Share	$0.05	$0.05
Total Offering(1)	$4,217,352	$4,217,352

Notes:

(1)	Assuming exercise in full of the Rights.
(2)	Before deducting the estimated expenses of this Offering of $500,000. See “Use of Proceeds” and “Plan of Distribution”.

Computershare Investor Services Inc. (the “Subscription Agent”) has been appointed as the subscription agent for the Offering pursuant to a rights agency and custodial agreement between the Corporation and the Subscription Agent. See “Details of the Offering – Subscription Agent”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of the Offering. A subscriber wishing to subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Expiration Time, along with payment for the number of Additional Common Shares requested. Subscribers should contact their particular CDS Participant for complete details on how to exercise both the Basic Subscription Privilege and the Additional Subscription Privilege. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See “Details of the Offering – Rights Certificate – Common Shares Held Through CDS”.

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this Prospectus to each registered Shareholder of record in an Eligible Jurisdiction (as defined herein) as of the Record Date. In order to exercise the Rights represented by the Rights Certificate, the Holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this Prospectus. See “Details of the Offering – Rights Certificate – Common Shares Held in Registered Form”.

(iii)

Unless otherwise indicated, references to currency figures are to Canadian dollars.

The head office of the Corporation is located at Suite 204, 1230-91 Street SW, Edmonton, Alberta T6X 0P2. The registered and records office of the Corporation is located at 2900, 10180-101 Street, Edmonton, Alberta T5J 3V5.

This Prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights in each of the provinces of Canada and in all of the states of the United States of America, except for Ohio (the “Eligible Jurisdictions”). The Rights, as well as the Common Shares issuable upon the exercise of the Rights, are not being distributed or offered to holders in any jurisdiction other than the Eligible Jurisdictions (each an “Ineligible Jurisdiction”) and the Rights may be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”) only to the extent certain conditions described herein are complied with. Ineligible Holders can be recognized as Approved Ineligible Holders (as defined herein) in certain circumstances if the Corporation determines that such offering to and subscription by Ineligible Holders is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such Ineligible Holder is resident. This Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights will not be sent to holders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights will be issued and held on their behalf by their CDS Participant. See “Ineligible Holders”. As a result, Rights Certificates will not be mailed to, and subscriptions will not be accepted from, holders of record of Common Shares as of the Record Date who appear to be, or whom the Corporation or the Subscription Agent has reason to believe are, Ineligible Holders. Instead, Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold those Rights as agent for the benefit of all Ineligible Holders. An Ineligible Holder that is outside the Eligible Jurisdictions and satisfies the Corporation that the offering to and subscription by such holder is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such holder is resident will have its Rights Certificates issued and forwarded by the Subscription Agent upon direction from the Corporation.

An investment in the Common Shares is highly speculative and involves a high degree of risk. See “Risk Factors” for a discussion of various risk factors that should be considered by prospective purchasers of the Common Shares.

(iv)

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

SUMMARY OF THE OFFERING	1

GENERAL MATTERS	4

ENFORCEABILITY OF CIVIL LIABILITIES	4

ELIGIBILITY FOR INVESTMENT	4

DOCUMENTS INCORPORATED BY REFERENCE	5

EXCHANGE RATE INFORMATION	6

SYNODON INC.	6

RECENT DEVELOPMENTS	7

DETAILS OF THE OFFERING	8

INELIGIBLE HOLDERS	14

DESCRIPTION OF COMMON SHARES	16

PRIOR SALES	16

TRADING PRICE AND VOLUME	17

CONSOLIDATED CAPITALIZATION	17

USE OF PROCEEDS	18

PLAN OF DISTRIBUTION	21

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	21

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	24

RISK FACTORS	30

OWNERSHIP OF SECURITIES	35

INTEREST OF EXPERTS	35

TRANSFER AGENT, REGISTRAR AND SUBSCRIPTION AGENT	35

STATEMENT AS TO RESALE RESTRICTIONS	36

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	36

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains, or incorporates by reference, “forward-looking information” which may include, but is not limited to, statements with respect to the business operations, strategy, goals, objectives, prospects and expected operational performance and financial performance and condition of Synodon, its subsidiary and its properties, the costs and timing for the implementation of the realSens™ technology, corporate expenditures, requirements for additional capital, government regulation of its operations, timing and receipt of approvals and licences under applicable legislation, environmental risks, limitations of insurance coverage and its ability to predict market demand for its products and services. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements provided in the AIF (as defined herein) are subject to the cautionary statements related thereto as provided under the heading “Cautionary Note Regarding Forward-Looking Statements” which is incorporated by reference herein.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Synodon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks associated with the general business, economic, competitive, political and social uncertainties; and currency fluctuations (particularly in respect of the Canadian dollar and the United States dollar and the rate at which each may be exchanged for the others) and changes in the competitive environment that Synodon operates in.

Such forward-looking statements are based on a number of material factors and assumptions, including: that contracted parties provide goods and/or services on the agreed timeframes; and that on-going contractual negotiations will be successful and progress and/or be completed in a timely manner.

Although Synodon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this Prospectus. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in the Prospectus are defined elsewhere herein.

Issuer:	Synodon Inc.

The Offering:

84,347,033 Rights to subscribe for up to 84,347,033 Common Shares. Each Shareholder on the Record Date will receive one (1) Right for each Common Share held. Every one (1) Right entitles the Holder (provided that such Holder is an Eligible Holder or is an Approved Ineligible Holder) thereof to subscribe for one (1) Common Share.

Record Date:	August 26, 2015

Commencement Date:	August 31, 2015

Expiration Date:	September 22, 2015

Expiration Time:	4:00 p.m. (Edmonton time) on the Expiration Date. Rights not exercised at or before the Expiration Time on the Expiration Date will be void and have no value.

Subscription Price:	$0.05 per Common Share

Net Proceeds:

Approximately $3,887,352, after deduction of $330,000, being the estimated expenses of the Offering yet to be paid (from the total estimated expenses of approximately $500,000); and assuming exercise in full of the Rights.

Basic Subscription Privilege:

Every one (1) Right entitles the Holder to subscribe for one (1) Common Share upon payment of the Subscription Price. No fractional Common Shares will be issued. If a subscriber would appear to be entitled to a fractional Common Share, the subscriber’s entitlement will be reduced to the next lowest whole number of Common Shares. See “Details of the Offering – Basic Subscription Privilege”.

Additional Subscription Privilege:

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for Additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See “Details of the Offering –Additional Subscription Privilege”.

Exercise of Rights:

For all Holders whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Holder is entitled as at the Record Date will be mailed with a copy of this Prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, such Holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Details of the Offering – How to Complete the Rights Certificate”. For Common Shares held through a CDS Participant in the book-based system administered by CDS, a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. See “Details of the Offering – Rights Certificate – Common Shares Held Through CDS”. Rights may only be transferred in limited circumstances. See “Details of the Offering – How to Complete the Rights Certificate – Form 3 – Transfer of Rights”.

Holders in Ineligible Jurisdiction:

This Offering is made only in Eligible Jurisdictions. No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Corporation has reason to believe is, an Ineligible Holder, except that the Corporation may accept subscriptions in certain circumstances from persons in such jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an “Approved Ineligible Holder”). No Rights Certificate will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights.

Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as an Approved Ineligible Holder should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Edmonton time) on September 14, 2015 in order to provide the beneficial holders outside the Eligible Jurisdictions the opportunity to claim their Rights Certificate by satisfying the Corporation that the exercise of their Rights will not be in violation of the laws of the applicable Ineligible Jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. Ineligible Holders whose Common Shares are held through a CDS Participant who wish to be recognized as Approved Ineligible Holders should contact their CDS Participant at the earliest possible time. CDS participant(s), prior to the Expiration Date, as agent for and on behalf of the Ineligible Holders may attempt to sell the Rights issued to such Ineligible Holders at the price or prices it determines in its sole discretion. Any proceeds received by the CDS Participant(s) with respect to such Rights will be delivered by the CDS Participant(s) as soon as practicable to such Ineligible Holders at their last recorded addresses or held for the account of such Ineligible Holder as directed. See “Ineligible Holders”.

Intention of Directors of the Corporation:

Certain of the directors of the Corporation who own Common Shares and receive Rights have indicated that they intend to exercise some or all of their Rights under the Basic Subscription Privilege and may also subscribe for Additional Common Shares under the Additional Subscription Privilege. This reflects the intentions of such directors as of the date of this Prospectus; however such directors may choose not to exercise if their circumstances change before the Expiration Date. See “Details of the Offering – Intention of Directors of the Corporation.”

Standby Commitment:	There is no standby commitment.

Listing and Trading:

The TSXV has conditionally approved the listing of the Rights and the Common Shares on the TSXV. The Corporation expects that the Rights will be listed and posted for trading on the TSXV under the symbol “SYD.RT” at the opening two business days before the Record Date and that the Rights will be posted for trading on the TSXV until the Expiration Time, at which time the Rights will cease trading. The approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Risk Factors:	An investment in Common Shares is subject to a number of risk factors, which prospective investors should consider before exercising their Rights offered under the Offering. See “Risk Factors”.

GENERAL MATTERS

In evaluating whether or not to exercise the Rights offered pursuant to the Offering, a prospective investor should rely only on the information contained in, or incorporated by reference in, this Prospectus and not on certain parts of this Prospectus to the exclusion of others. No person has been authorized to give any information other than that contained in this Prospectus, or to make any representations in connection with the Offering made hereby, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Common Shares or Additional Common Shares. The Corporation’s business, financial condition, operating results and prospects of the Corporation may have changed since the date of this Prospectus.

For investors outside Canada, the Corporation has not done anything that would permit the Offering or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in Canada and the United States. Investors are required to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Enforcement by United States Holders

The Corporation is a corporation continued under the Business Corporations Act (Alberta). All of the Corporation’s directors and officers, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, as well as a substantial portion of the Corporation’s assets, are located outside the United States. Concurrent with the filing of this Prospectus, the Corporation has appointed an agent for service of process in the United States (as described below), but it may be difficult for holders of the Corporation’s securities that reside in the United States to effect service within the United States upon those directors, officers and experts that are not residents of the United States. It may also be difficult for holders of the Corporation’s securities that reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under U.S. federal securities laws. The Corporation has been advised by its Canadian counsel, Dentons Canada LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States would probably be enforceable in Canada if the U.S. court in which the judgment was obtained assumed jurisdiction on the same basis that a court in Canada would assume jurisdiction. The Corporation has also been advised by Dentons Canada LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation has filed with the SEC, concurrently with its registration statement on Form F-7 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation has appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of the securities under this Prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Dentons Canada LLP, counsel to the Corporation, Common Shares issuable on the exercise of Rights, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (an “RRSP”), registered retirement income fund (an “RRIF”), registered education savings plan, registered disability savings plan, deferred profit sharing plan or a tax-free savings account (a “TFSA”) (collectively, the “Registered

Plans”) provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV).

The Rights, if issued on the date hereof, would be qualified investments under the Tax Act for a Registered Plan provided that either (i) the Rights are listed on a “designated stock exchange” or (ii) both (A) the Common Shares are listed on a “designated stock exchange” and (B) the Corporation is not a “connected person” under the Registered Plan. For this purpose, a “connected person” under a Registered Plan is defined as a person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the Registered Plan as well as any other person who does not deal at arm’s length with that person.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, will be subject to a penalty tax if the Common Shares or Rights are a “prohibited investment” for the TFSA, RRSP, or RRIF. The Rights and Common Shares will not generally be “prohibited investments” for a TFSA, RRSP, or RRIF provided the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, (i) deals at arm’s length with the Corporation for purposes of the Tax Act and (ii) does not have a significant interest (within the meaning of the Tax Act) in the Corporation. In addition, the Common Shares will generally not be a prohibited investment if they are “excluded property”. Holders of a TFSA, RRSP or RRIF should contact their own tax advisors in this regard.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation, Suite 204, 1230 – 91 Street SW, Edmonton, Alberta T6X 0P2 and are also available electronically at www.sedar.com.

The following documents filed by the Corporation with the various securities commissions or similar regulatory authorities in all of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	annual information form of the Corporation dated March 9, 2015 for the year ended October 31, 2014 (the “AIF”);

(b)

audited consolidated financial statements of the Corporation as at October 31, 2014 and October 31, 2013 and for the years ended October 31, 2014 and 2013, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of operating results and financial position of the Corporation for the year ended October 31, 2014 (the “MD&A”);

(d)	management information circular of the Corporation dated May 8, 2014 in connection with the annual and special meeting of common shareholders of the Corporation held on June 12, 2014;

(e)

the material change report dated March 26, 2015 with respect to the appointment of Paul van Eeden as Executive Chairman of the Corporation and the entering into of a letter of intent with respect to the Bridge Loan by Cranberry;

(f)	the material change report dated April 14, 2015 with respect to closing of the Bridge Loan and the entering into of definitive agreements with respect to same;

(g)	the material change report dated May 12, 2015 with respect to certain management changes of the Corporation;

(h)	material change report dated June 17, 2015 regarding the amendments to the Bridge Loan described under “Recent Developments”;

(i)	unaudited interim condensed consolidated financial statements of the Corporation as at and for the six months ended April 30, 2015, together with the notes thereon; and

(j)	management’s discussion and analysis of operating results and financial position of the Corporation as at and for the six months ended April 30, 2015.

Any documents of the type referred to above (excluding confidential material change reports), and any business acquisition reports or other documents required to be incorporated by reference into this Prospectus and subsequently filed by the Corporation with the securities commissions and any similar authority in Canada after the date of this Prospectus and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed for any purposes an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

EXCHANGE RATE INFORMATION

The Bank of Canada noon exchange rates (the “Noon Exchange Rates”) for the conversion of one U.S. dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Six-month Period Ended	Year Ended October 31,
	April 30, 2015	2014	2013	2012
End of period	1.2119	1.1275	1.0429	0.9996
High for the period	1.2803	1.1289	1.0576	1.0487
Low for the period	1.1236	1.0415	0.9839	0.9710
Average for the period	1.2080	1.0906	1.0198	1.0047

The Noon Exchange Rate on August 11, 2015 for the conversion of U.S. dollars into Canadian dollars, was US$1.00 equals C$1.3148.

SYNODON INC.

Synodon Inc. was incorporated as a private company on August 14, 2000 pursuant to the provisions of the Business Corporation Act (Alberta) under the name 892820 Alberta Ltd. On October 19, 2000, Articles of Amendment were filed to change the Corporation’s name to Synodon Inc. The Corporation amended its articles to remove the private company restrictions effective June 13, 2002.

The Corporation’s head office is located at Suite 204, 1230-91 Street SW, Edmonton, Alberta T6X 0P2. The Corporation’s registered and records office is located at 2900, 10180-101 Street, Edmonton, Alberta T5J 3V5.

Company Overview

Synodon has developed a proprietary technology called realSens™ (the “Technology”) that is capable of measuring ground-level hydrocarbon gas occurrences from an aircraft flying up to 300 metres (1,000 feet) in altitude.

The underlying technology and detection principle of realSens™ was developed through Canada’s Space Program by the University of Toronto and the Canadian Space Agency, and then further refined by Synodon’s scientists. The Technology can passively and remotely sense ground-level concentrations of hydrocarbon gases such as methane and ethane.

Synodon is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Upon issuance of the final receipt for this short form prospectus, Synodon will also become a reporting issuer in Quebec, New Brunswick, Newfoundland and Labrador and Prince Edward Island.

Synodon has developed a patented, helicopter mounted leak detection service to assist oil and gas pipeline operators with identifying potential leaks that threaten the integrity and safety of their pipeline networks. In addition to leak detection, Synodon also offers other pipeline integrity management services such as zone classification, vegetation encroachment and water crossing identification.

A comprehensive description of the business of the Corporation can be found in the AIF under the heading “Description of the Business”.

RECENT DEVELOPMENTS

On March 19, 2015, Synodon announced the appointment of Mr. Paul van Eeden as Executive Chairman of the Corporation. Ms. Nancy Laird, the prior Chair of Board, has been appointed as the Corporation’s Lead Director.

On this same date, the Corporation and Cranberry, a private investment company controlled by Mr. van Eeden, executed a term sheet for a $3 million bridge loan facility. The purpose of the bridge loan is to ensure the continuing operations of Synodon and allow it to proceed with the construction of two additional realSens™ instruments until such time as more permanent capital can be put in place.

On April 6, 2015, the Corporation announced the closing of the previously announced $3 million bridge loan facility (the “Bridge Loan”) with Cranberry. The Bridge Loan bears interest at 12% per annum and Cranberry was paid a setup fee of $100,000 in conjunction with the loan. Interest will be payable monthly in cash in arrears. The Bridge Loan has a maturity date of March 31, 2016. The Bridge Loan includes certain customary events of default, including a change of control of Synodon. It is also an event of default if Mr. van Eeden ceases to own at least 20% of Synodon or if he involuntarily ceases to be Executive Chairman. The Bridge Loan is secured by the assets of Synodon. The Bridge Loan is expected to be serviced with cash flow from operations until such time as Synodon can raise sufficient capital from issuing equity to pay down the Bridge Loan. Pursuant to the terms of the Bridge Loan, the net proceeds of any such equity financing, including the Offering, were required to be used to repay the Bridge Loan prior to any other use thereof. Subsequently, on June 11, 2015, the Corporation and Cranberry signed an amending agreement pursuant to which, subject to the closing of the Offering, the maturity date of the Bridge Loan would be extended until March 31, 2018, the interest rate would be reduced from 12% to 6% and the proceeds from the Offering would not be required to be used to pay down the Bridge Loan.

On the basis that Paul van Eeden is an “insider” and a “control person” of Synodon since he is a director of Synodon and he is also the President and Chief Executive Officer of (and exercises control and direction over) of Cranberry, a private investment company, which beneficially owns 18,466,262 common shares of Synodon, representing 21.9% of the issued and outstanding shares of Synodon, the Bridge Loan is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the policies of the TSXV. Related party transactions are generally subject to the formal valuation and minority approval requirements set out in MI 61-101, unless exemptions are available. The distribution of an information circular to shareholders, the preparation and distribution of a formal valuation and the seeking of shareholder approval for, and in connection with, the Bridge Loan are not required in the circumstances under MI 61-101, because: (i) for the purposes of Section 5.5(b) of MI 61-101, the securities of Synodon are only listed on the TSXV(and not on any specified markets), and on that basis the Bridge Loan falls within an exemption from a formal valuation requirement of Section 5.4 of MI 61-101; and (ii) for the purposes of Section 5.7(1)(f) of MI 61-101, the Bridge Loan is on reasonable commercial terms that are not less advantageous to Synodon than if such loan was obtained from a person dealing at arm’s length with Synodon, and the Bridge Loan is not convertible into securities of Synodon or repayable as to principal or interest in securities of Synodon, and on that basis the Bridge Loan falls within an exemption to the minority shareholder approval requirement of Section 5.6 of MI 61-101. A special committee of the Board of Directors of Synodon, which excluded Mr. Van Eeden, considered the Bridge Loan and determined that the terms of the Bridge Loan were on reasonable commercial terms that are not less advantageous to Synodon than if such loan was obtained from a person dealing at arm’s length with Synodon and that it is in the best interests of Synodon to gain access to the funds pursuant to the Bridge Loan. Synodon has likewise determined that it is reasonable for the Bridge Loan to close in fewer than 21 days from the announcement of such loan as there is no need to obtain shareholder approval for same and therefore no need for significant advance notice prior to closing on the Bridge Loan and getting access to the funds. As a member of the Board of Directors of Synodon, Mr. Van Eeden declared a conflict of interest in respect of the Board of Directors meeting approving the Bridge Loan.

On May 7, 2015, the Corporation announced that Adrian Banica, the Corporation’s founder, has decided to relinquish his duties as President for personal reasons. Mr. Banica remains a director of the Corporation. Synodon also announced on this date that Nimal Rodrigo was appointed as the Corporation’s Chief Operating Officer and Deborah Rodrigo was appointed as Chief Financial Officer.

DETAILS OF THE OFFERING

Issue of Rights

Holders of record at the close of business on the Record Date will receive Rights on the basis of one (1) Right for each Common Share held on such date. The Rights permit the Holders thereof to subscribe for and purchase from the Corporation an aggregate of up to 84,347,033 Common Shares. The Rights are fully transferable by the Holders thereof. See “Details of the Offering-Sale or Transfer of Rights”.

The Rights will be represented by the Rights Certificates that will be issued in registered form. For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a Holder is entitled and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this Prospectus to each such Shareholder of record in an Eligible Jurisdiction as of the Record Date. See “Details of the Offering-Rights Certificate-Common Shares Held in Registered Form”.

Shareholders that hold their Common Shares through a CDS Participant in the book-based system administered by CDS will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights. See “Details of the Offering-Rights Certificate-Common Shares Held Through CDS”.

Except as otherwise described herein, only Holders who hold their Common Shares in registered form and who are resident in the Eligible Jurisdictions are entitled to receive Rights Certificates. The Rights and the Common Shares issuable on the exercise of the Rights are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions and, except as permitted herein, Rights may not be exercised by or on behalf of a Holder resident in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent as agent for their benefit and sold for their account by the Subscription Agent. See “Ineligible Holders”.

Subscription Basis

Every one (1) Right entitles the Holder to subscribe for one (1) Common Share at the Subscription Price, all as described below under “Basic Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a Holder of Rights to receive fractional Common Shares, the Holder’s entitlement will be reduced to the next lowest whole number of Common Shares.

Commencement Date and Expiration Time

The Rights will be eligible for exercise on and following the Commencement Date and will expire at 4:00 p.m. (Edmonton time) on the Expiration Date. Holders who exercise their Rights pursuant to the terms and conditions contained herein will not become a Shareholder of record until the Expiration Date. RIGHTS NOT EXERCISED BY THE EXPIRATION TIME WILL BE VOID AND OF NO VALUE.

Subscription Agent

The Subscription Agent has been appointed by the Corporation: (i) to receive subscriptions and payments from the Holders of Rights Certificates and CDS for the Common Shares and Additional Common Shares (as

hereinafter defined) subscribed for under the Basic Subscription Privilege and under the Additional Subscription Privilege, respectively; and (ii) to perform the services relating to the exercise of the Rights. The Corporation will pay for all such services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent (by hand, courier or registered mail) at the following offices (the “Subscription Office”):

By Mail:	By Hand, Registered Mail or Courier:

Computershare Investor Services Inc. #P.O. Box 7021, 31 Adelaide Street East Toronto, Ontario M5C 3H2	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253.

Basic Subscription Privilege

Each Shareholder at the close of business on the Record Date is entitled to receive one (1) Right for each Common Share held. For each one (1) Right held, the Holder (other than an Ineligible Holder) is entitled to acquire one (1) Common Share under the Basic Subscription Privilege at the Subscription Price per Common Share by subscribing and making payment in the manner described herein at or before the Expiration Time. A Holder of Rights that subscribed for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such Holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the Holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for Additional Common Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiration Time pursuant to the Additional Subscription Privilege. See “Details of the Offering-Additional Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. An entitlement to a fractional Common Share will be rounded down to the next whole Common Share. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Corporation, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were Holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the Holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this Prospectus and pay the aggregate Subscription Price. All exercises of Rights are irrevocable once submitted.

For Common Shares held through a CDS Participant, a Holder may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of the Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiration

Time. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiration Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price for the Basic Subscription Privilege will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Ineligible Holder; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

If mail is used for delivery of subscription funds, for the protection of the subscriber certified mail, return receipt requested, should be used and sufficient time should be allowed to avoid the risk of late delivery.

Additional Subscription Privilege

Each Holder of Rights who has initially subscribed for all of the Common Shares to which he or she is entitled pursuant to the Basic Subscription Privilege may apply to purchase additional Common Shares, if available, at the price equal to the Subscription Price for each additional Common Share (collectively, the “Additional Common Shares”).

The number of Additional Common Shares available for all additional subscriptions will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiration Date (the “Additional Subscription Privilege”). Application for Additional Common Shares will be received subject to allotment only and the number of Additional Common Shares, if any, which may be allotted to each applicant will be equal to the lesser of: (a) the number of Additional Common Shares which that applicant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Common Shares by a fraction, the numerator of which is the number of Rights exercised by that applicant under the Basic Subscription Privilege and the denominator of which is the aggregate number of Rights exercised under the Basic Subscription Privilege by holders of Rights that have subscribed for Additional Common Shares pursuant to the Additional Subscription Privilege. If any holder of Rights has subscribed for fewer Additional Common Shares than such holder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To apply for Additional Common Shares under the Additional Subscription Privilege, each Holder of Rights must forward such Holder’s request to the Subscription Agent at the Subscription Office or such Holder’s CDS Participant, as applicable, prior to the Expiration Time. Payment for Additional Common Shares, in the same manner as required upon the exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to the subscriber’s account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiration Time, failing which the subscriber’s entitlement to such Additional Common Shares will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiration Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

Payment of the Subscription Price for the Additional Subscription Privilege will constitute a representation to the Corporation and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Ineligible Holder; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Rights Certificate – Common Shares Held Through CDS

For all Holders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Holders as at the Record Date are entitled will be issued in the name of CDS and will be deposited with CDS after the Commencement Date. The Corporation expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its respective CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining the book-entry accounts for CDS Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Holders who hold their Common Shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. The subscriber may subscribe for the resulting whole number of Common Shares (ignoring fractions) or any lesser whole number of Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to the CDS Participant which holds the subscriber’s Rights. Subscribers should contact their particular CDS Participant for complete details on how to exercise the Basic Subscription Privilege.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. All payments must be forwarded to the offices of a CDS Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiration Time. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiration Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Rights Certificate – Common Shares Held in Registered Form

For all Holders with an address of record in an Eligible Jurisdiction whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Holder is entitled as at the Record Date and the number of Common Shares which may be obtained on the exercise of those Rights will be mailed with a copy of this Prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, such Holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Details of the Offering-How to Complete the Rights Certificate”. Rights not exercised by the Expiration Time will be void and of no value.

How to Complete the Rights Certificate

General

By completing the appropriate form in the Rights Certificate in accordance with the instructions outlined below and in the Rights Certificate, a Holder may:

•	subscribe for Common Shares under the Basic Subscription Privilege (Form 1);
•	apply to subscribe for Additional Common Shares under the Additional Subscription Privilege (Form 2);
•	transfer or sell Rights (Form 3); or
•	divide, combine or exchange a Rights Certificate (Form 4).

Form 1 – Basic Subscription Privilege

The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner on the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the Holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such Holder at the time the Rights Certificate is surrendered that the unexercised Rights are to be transferred to a third party or are to be retained by the Holder.

Form 2 – Additional Subscription Privilege

Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “Details of the Offering – Additional Subscription Privilege”.

Form 3 – Transfer of Rights

Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder’s Rights to subscribe for Common Shares, sell or transfer such Rights into and within Canada to others (except Ineligible Shareholders) personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the “Transferee”). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred outside the United States in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent shall be affected by any notice to the contrary. Rights Certificates will not be registered in the name of an Ineligible Holder. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An “Eligible Institution” means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the US Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts” are conducted in the United States in connection with the resale. “Directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the securities being offered. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the US Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the US Securities Act.

Form 4 – Dividing or Combining

Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificates are issued in the same name. The Subscription Agent will then issue a new Rights

Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiration Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment

Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.” (the “Subscription Agent”). The amount of payment will be $0.05 per Common Share. Payment must also be included for any Additional Common Shares subscribed for under the Additional Subscription Privilege.

Deposit

Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Agent listed above before the Expiration Time. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature on the Rights Certificate must correspond, in every particular, with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, and any determination by the Corporation will be final and binding on the Corporation and its security holders. Upon delivery or mailing of a completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Corporation reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Corporation also reserves the right to waive any defect in respect of any particular subscription. Neither the Corporation nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any Holder of Rights that fails to complete its subscription in accordance with the foregoing instructions prior to the Expiration Time will forfeit its Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such Holders.

Sale or Transfer of Rights

Holders of Rights in registered form in Eligible Jurisdictions may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights within Canada to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. The Rights may not be transferred to any person within the United States. Holders of Rights may resell them only outside the United States in accordance with Regulation S under the US Securities Act. See “Details of the Offering – How to Complete the Rights Certificate – Form 3 – Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Sales or transfers of ownership of Rights will be effected only through records maintained by CDS or its nominee for such Rights with respect to interests of CDS Participants and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Holders of Rights who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of their Rights, may do so only through CDS Participants. See “Details of the Offering – Rights Certificate – Common Shares Held Through CDS”.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “Details of the Offering – How to Complete the Rights Certificate – Form 4 – Dividing or Combining”.

Registration and Delivery of Common Shares

Unless the Subscription Agent is instructed otherwise in writing by a subscriber, Common Shares purchased through the exercise of Rights, including Additional Common Shares purchased through the Additional Subscription Privilege, will be registered in the name of the person subscribing for those Common Shares and certificates for such Common Shares will be mailed by ordinary pre-paid mail as soon as practicable to the subscriber at the address appearing in the Rights Certificate.

The Corporation anticipates that Shareholders whose Common Shares are held through a CDS Participant and exercise their Rights will receive a customer confirmation of the purchase from the CDS Participant from whom such Common Shares are purchased in accordance with the practices and procedures of the CDS Participant.

Reservation of Shares

The Corporation will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiration Date at the Expiration Time.

Intention of Directors of the Corporation

Certain of the directors of the Corporation who own Common Shares and receive Rights have indicated that they intend to exercise some or all of their Rights under the Basic Subscription Privilege and may also subscribe for additional Common Shares under the Additional Subscription Privilege. In addition, Mr. Paul van Eeden has indicated his present intention to exercise all of his Rights under the Basic Subscription Privilege and may also subscribe for additional Common Shares under the Additional Subscription Privilege. This reflects the intentions of such directors as of the date of this Prospectus; however such directors may choose not to exercise if their circumstances change before the Expiration Date.

Dilution to Existing Shareholders

If a Shareholder wishes to retain that holder’s current percentage ownership in the Corporation and assuming that all Rights are exercised, the Shareholder should fully exercise the Rights issued to that Shareholder under this Offering to subscribe for and purchase Common Shares. If a Shareholder does not exercise the Rights issued to that Shareholder, or elects to sell or transfer those Rights, and other holders of Rights exercise any of their Rights, that holder’s current percentage ownership in the Corporation will be diluted by the issue of Common Shares under this Offering.

If no other Holder of Rights exercises their Basic Subscription Privilege or Additional Subscription Privilege and Mr. van Eeden exercises his Basic Subscription Privilege and his Additional Subscription Privilege to the maximum extent possible, Mr. van Eeden could own, directly or indirectly, up to 102,813,295 Common Shares, representing up to approximately 60.9% of the issued and outstanding Common Shares.

INELIGIBLE HOLDERS

This Offering is made only in the Eligible Jurisdictions. Accordingly, the Rights and the Common Shares are not being offered to persons in or whose addresses of record are in any jurisdiction outside of the Eligible Jurisdictions. Subject to the exception described below, neither a subscription for Common Shares pursuant to the Basic Subscription Privilege nor an application for Additional Common Shares pursuant to the Additional Subscription Privilege will be accepted from any person, or his agent, who appears to be, or who the Corporation has reason to believe, is an Ineligible Holder.

Rights Certificates will not be issued and forwarded by the Corporation to Ineligible Holders who are not Approved Ineligible Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Corporation. Ineligible Holders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Holders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of the Ineligible Holders. The Subscription Agent will hold these Rights until 5:00 p.m. (Edmonton time) on September 14, 2015 in order to provide Ineligible Holders an opportunity to claim their Rights by satisfying the Corporation that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of the registered Ineligible Holders, will, prior to the Expiration Time, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Ineligible Holder and who believe that their Rights may have been delivered to the Subscription Agent, should contact the Subscription Agent at the earliest opportunity, and in any case in advance of 5:00 p.m. (Edmonton time) on September 14, 2015, to request to obtain their Rights.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions.

Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Corporation on or before September 14, 2015. A Holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided that the Holder certifies in an investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Corporation that such subscription is lawful and in compliance with all securities and other applicable laws. Any person resident outside of the Eligible Jurisdictions, who is subject to the laws of a jurisdiction where this Offering may be lawful, should seek advice from an attorney or other qualified securities authority to satisfy himself or herself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make this Offering to him or her lawful.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Corporation. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a reasonable efforts basis only and the Corporation and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Corporation nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular date. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Similar provisions will apply to Rights held by a CDS Participant on behalf of a beneficial Ineligible Holder.

Holders of Rights and Common Shares who are not resident in Canada or the United States should be aware that the acquisition, exercise, disposition, conversion or lapse of Rights and Common Shares may have tax consequences in the jurisdiction where they reside and in Canada or the United States, which are not described in this Prospectus. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside and in Canada or the United States of acquiring, exercising, holding, converting and disposing of Rights and Common Shares.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares, of which 84,347,033 are issued and outstanding as at the date hereof.

Each Common Share entitles the holder to the same rights and obligations as a holder of any other Common Share and no holder of Common Shares is entitled to any privilege, priority or preference in relation to any other holder of Common Shares. Each holder of Common Shares is entitled to one (1) vote for each Common Share held at meetings of Shareholders and is entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”). On dissolution or winding-up of the Corporation, the holders of outstanding Common Shares of record are entitled to receive on a pro rata basis the remaining property and assets of the Corporation, subject to the rights of shares giving priority over the Common Shares.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, there were no issuances of Common Shares of the Corporation or securities that are convertible into Common Shares of the Corporation.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “SYD”. The following table sets forth the period from July 1, 2014 to August 11, 2015 details of the trading prices and volume on a monthly basis of the Common Shares traded through the facilities of the TSXV.

	TSXV
2015	High	Low	Volume
August 1 to 11	0.085	0.08	265,600
July	0.10	0.065	1,867,056
June	0.115	0.055	2,328,873
May	0.15	0.11	1,495,080
April	0.145	0.13	887,148
March	0.17	0.135	1,501,990
February	0.145	0.13	815,400
January	0.18	0.125	1,249,430

2014
December	0.21	0.12	2,612,270
November	0.23	0.155	2,848,692
October	0.225	0.140	2,642,562
September	0.260	0.205	961,600
August	0.270	0.215	958,152
July	0.275	0.220	1,585,850
Source TMX.com

CONSOLIDATED CAPITALIZATION

Except as disclosed in this Prospectus, there have been no material changes in the Corporation’s share capital on a consolidated basis since April 30, 2015. As at April 30, 2015, the Corporation had 84,347,033 Common Shares issued and outstanding. As at the date hereof, the Corporation has 84,347,033 Common Shares issued and outstanding. Upon completion of the Offering, assuming the Rights are exercised in full, there will be an aggregate of 168,694,066 Common Shares issued and outstanding.

Shareholder Capital	Authorized	Outstanding as at April 30, 2015 before giving effect to the Offering	Outstanding as at April 30, 2015 after giving effect to the Offering
Share Capital		$10,984,266	$14,701,618
Common Shares(1)	Unlimited	84,347,033	168,694,066
Class B Shares	Unlimited	Nil	Nil
Class C Shares	Unlimited	Nil	Nil
Class D Shares	Unlimited	Nil	Nil
Class E Shares	Unlimited	Nil	Nil

Notes:

(1)

For a description of Synodon’s share capital see “Dividends & Capital Structure” on page 11 in the AIF. In addition, as at April 30, 2015, stock options to acquire 3,500,000 Common Shares were outstanding, exercisable at prices ranging from $0.165 to $0.205 per Common Share, expiring at various dates up to November, 2018. No stock options have been issued subsequent to April 30, 2015.

USE OF PROCEEDS

The aggregate net proceeds from the Offering are estimated to be approximately $3,887,352, after deducting the estimated remaining expenses of the Offering of approximately $330,000 yet to be paid (from the total estimated expenses of approximately $500,000). For purposes of illustration only, if the Corporation raises gross proceeds in the amount of $2,811,568 (the “Working Amount”), the aggregate net proceeds to be derived by the Corporation from the Offering would be approximately $2,481,568, after deducting the estimated expenses of the Offering of $330,000 yet to be paid. For purposes of illustration only, if the Corporation raises gross proceeds in the amount of $1,054,338 (the “Nominal Amount”), assuming only the control person of the Corporation and a minimal number of other Shareholders (approximately 3% of the Shareholders) will exercise their Rights, the aggregate net proceeds to be derived by the Corporation from the Offering would be approximately $724,338, after deducting the estimated expenses of the Offering of $330,000 yet to be paid.

The Corporation intends to use the net proceeds from the Offering to provide working capital, procure two additional realSensTM instruments and retrofit the existing realSensTM instrument. The Corporation currently has one operational realSensTM instrument.

The net proceeds of the Offering are intended to be used by the Corporation as set out below. The table below is based on an estimate prepared by management, including cash flow projections which do not reflect any incremental revenue from the two additional realSensTM instruments under construction and which are based on the assumptions described below.

	Nominal Amount	Working Amount	The Offering
Net Proceeds	$724,338	$2,481,568	$3,887,352
General Working Capital	$384,738	$1,273,100	$2,111,250
Retrofitting existing instrument	$65,064	$195,442	$225,312
New instrument procurement	$274,536	$1,013,026	$1,550,790

Total	$724,338	$2,481,568	$3,887,352

Notes:

(1)

If only the Working Amount is raised, the new realSensTM instrument procurement could be delayed. After October 2015, procurement of up to $537,765 for the two additional realSensTM instruments would be deferred until more capital was raised. The majority of contracts are already in place with vendors to procure the parts necessary for the coordinated construction of the two additional realSensTM instruments. Under the terms of those contracts, Synodon can cancel the contract and forfeit the deposit, but will not otherwise be liable. The total capital required to complete procurement and construction of the two additional realSensTM instruments is expected to be $1,994,956. Accordingly, the Corporation will require additional capital of $444,166 beyond the Offering scenario to complete construction of the second of the two additional realSensTM instruments.

(2)

The procurement of the primary retrofit component of the existing realSensTM instrument, is dependent on the amount of funds raised in the Offering and the schedule for delivery of the complete primary component. The delivery of the primary component may have to be postponed until further funding is obtained if only the Working Amount or less is raised. The existing realSensTM instrument would still continue to be fully functional in the event that the delivery of the primary component needs to be delayed. The contract for the acquisition of the primary component is for both the retrofit of the existing realSensTM instrument and the procurement for the two additional realSensTM instruments is one single contract and one single deliverable. As this contract is for time and materials, Synodon is able to delay for a period of time by asking the manufacturer to postpone the work. The $65,064 in expenditures under the Nominal Amount scenario represents the estimated expenditure on procurement for the retrofit in the months of September 2015 and October 2015 based on commitments already in place. The $195,442 in expenditures under the Working Amount scenario represents the estimated expenditure on procurement for the retrofit in the months of September, October, November and December 2015 based on commitments already in place. The $225,312 in the Offering scenario represents the estimated total retrofit procurement expense to complete the retrofit.

(3)

The $274,536 in expenditures under the Nominal Amount scenario represents the estimated expenditure on procurement for the two additional units in the month of September 2015 based on commitments already in place. The $1,013,026 in expenditures under the Working Amount scenario represents the estimated expenditure on procurement for the two additional units in the months of September and October 2015 based on commitments already in place. The $1,550,790 in the Offering scenario represents the estimated procurement expense on the two additional realSensTM instruments in the months of September 2015 through to March 2016 under the assumption that Synodon would finish the first of the two new instruments and procure as many components for the second of the new instruments. On the current timing, Synodon would pay the remaining $444,166 to finish the second of the new instruments after delivery of the first of the two new instruments.

The primary business objectives that the Corporation expects to accomplish using the net proceeds of the Offering are:

(i)

Injecting more funds into its working capital for operations of the Corporation on a go-forward basis (the amount of funds to be allocated to its working capital will depend on how much proceeds are raised under the Offering, to the extent that the Nominal Amount is raised under the Offering, the Corporation, based on its current cash flow projections (without taking into account any subsequent readjustments to its spending budget) the Corporation would have to readjust its spending budget to be able to sustain its operations past October 2015 (Nominal Amount), assuming no other alternative source of funding is available and no new customer contracts are signed). If the Working Amount is raised, and assuming the Corporation would stop all discretionary payments after November 2015, including the amounts to procure the two new instruments, and assuming no other alternative source of funding is available and no new customer contracts are signed, without further adjusting its spending budget, the Corporation would not be able to sustain operations past February 2016;

(ii)	Retrofitting the existing realSensTM instrument with new components that will improve performance; and

(iii)	Procuring two additional realSensTM instruments for future customer demand and to provide an opportunity for business growth for the Corporation.

The Corporation currently has one operational realSensTM instrument and is in the process of retrofitting that instrument with the new primary component to improve its operational capabilities. This will result in potential cost savings and improved operational performance. The Corporation is also in the process of procuring and building two additional realSensTM instruments. While the Corporation has sufficient capacity to meet current customer demand with only one instrument, management believes that it is in the best interest of the Corporation to increase its operating capacity in anticipation of future customer demand for its services and revenue growth. Based on the conservative cash flow projection assumptions described below, only in the Offering Amount scenario do the proceeds provide the Corporation with sufficient funds to complete the retrofit of the existing realSensTM instrument and complete the build on one new additional realSensTM instrument. The majority of procurement contracts for the construction of the two additional realSensTM instruments are already signed with suppliers to procure the majority of the components. If the Corporation cancels procurement contracts and purchase orders, the Corporation will forfeit the prepaid deposit, but will not otherwise be liable.

The time to complete the additional realSensTM instruments procurement, while generally expected to be approximately one year, is dependent on components meeting the Corporation’s specifications for desired performance. One of the critical components is currently undergoing testing to determine if the component meets the required specifications. Manufacturing the primary component is a highly specialized process and is currently the time critical step for building the two additional realSensTM instruments. There are long lead times associated with several different and sequential steps in the manufacturing process and if, at any step along the way, the partially manufactured or assembled parts do not meet specifications (which is expected and budgeted for given the highly specialized process) then new parts may have to be manufactured that could add significant delays that are not possible to determine until the testing has been completed. The retrofit of the existing realSensTM instrument relies on the acquisition of the same primary component as described above and therefore the current percentage of completion of the retrofit is difficult to determine with any certainty at this time. The existing realSensTM instrument will continue to be fully functional in the event that the parts and components being procured are delayed.

The amount of funds to be allocated to working capital will depend on how much proceeds are raised under the Offering. Under both the Nominal Amount scenario and the Working Amount scenario, Synodon will have to adjust its spending budget to be able to sustain operations past October 2015 (Nominal Amount) or February 2016 (Working Amount). Based on these scenarios and based on the assumption of no additional cash inflows, the Corporation would cease all discretionary payments (which includes the payments to continue to build the two additional realSensTM instruments) beginning in October 2015 for the Nominal Amount scenario and

November 2015 for the Working Amount scenario. If the Offering Amount is raised and no new customer contracts are signed or capital is raised, the Corporation may not be able to meet ongoing operations, without adjusting its spending budget, by June 2016.

If only either the Nominal or Working Amounts are raised under the Offering and assuming the Corporation has no other alternative source of funding, including no additional customer revenue beyond currently signed contracts, the Corporation will have to readjust its spending budget and restructure its costs to align with its revenue and gross margin streams in order to meet its financial obligations and sustain its operations beyond late 2015 or early 2016. The Corporation will actively seek other sources of funding, by way of debt or equity financing (or a combination of both) or other types of capital-raising vehicles or restructuring transactions.

Cash flow projections have been prepared by the Corporation using the following assumptions:

1)	Collection of accounts receivable are expected 60 days after customer invoicing has taken place. Customer invoicing takes place directly after job completion.

2)	Accounts receivable payments will include payment by April 2016 from a delinquent customer of all outstanding amounts that are due. As at April 30, 2015 those amounts totalled $378,421.

3)	Net proceeds do not include deal costs that have already been paid prior to July 1, 2015 ($170,000).

4)

Non-discretionary costs included salaries, committed costs for facilities, remaining cost to retrofit the existing realSensTM instrument, direct costs associated with earning the revenue which are paid 30 days after job completion, accounts payable are budgeted as net 30 day terms after expected arrival of goods or services and other fixed overheads.

5)

All uncommitted budgeted sales and marketing expenditures are included. Under the Nominal Amount scenario, the Corporation would cease discretionary expenditures (including uncommitted budgeted sales and marketing and procurement of the two additional realSensTM instruments) in October 2015 and in the Working Amount scenario, the Corporation would cease discretionary expenditures in November 2015.

6)	No adjustment has been made for future inflation or cost increases.

7)

All projected revenues giving rise to accounts receivable are based solely on currently signed customer contracts and do not assume any additional sales or revenues. This is a very conservative approach to revenue and sales and actual revenues are expected to exceed the projected amounts; however, there is no reliable method for estimating such additional revenues and therefore management has adopted the conservative approach of only projecting revenue based on currently signed contracts.

Any one or all of the foregoing assumptions, if not met, can adversely affect the projected cash required to sustain the operations of the Corporation. The Corporation has a negative operating cash flow and its continuation as a going concern is dependent upon its ability to manage the foregoing assumptions. See “Risk Factors”.

The actual use of the net proceeds of the Offering may vary depending on the operating and capital needs of the Corporation from time to time. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of the Offering.

The Corporation intends to spend the available funds as set forth above based on budgets and forecasts in place and approved by the Board. However, there may be circumstances where for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Corporation spends in connection with the intended use of proceeds may vary significantly from the amount specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

PLAN OF DISTRIBUTION

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “SYD”. The closing price of the Common Shares on the TSXV on August 11, 2015, the last day on which the Common Shares traded, was $0.08. The TSXV has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. The Corporation expects that the Rights will be listed and posted for trading on the TSXV under the symbol “SYD.RT” at the opening two business days before the Record Date and that the Rights will be posted for trading on the TSXV until the Expiration Time, at which time the Rights will cease trading. There is currently no market through which the Rights may be sold and purchasers may not be able to resell the Rights issued under this short form prospectus. This may affect the pricing of the Rights in the secondary market, the transparency and availability of trading prices, and the liquidity of the Rights. See “Risk Factors”.

There is no soliciting dealer for the Offering and no fee of any kind will be paid by the Corporation for the solicitation of the exercise of Rights. For a description of the estimated expenses of the Offering remaining to be paid, see “Use of Proceeds”. For a description of the distribution of the Rights, see “Details of the Offering”.

The Subscription Price was determined by the Corporation and does not bear any relationship to the book value of the Corporation’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. The Subscription Price was selected in order to provide the maximum incentive for existing shareholders to exercise their Basic Subscription Privilege and their Additional Subscription Privilege to the fullest extent possible while raising the minimum amount of capital required in the opinion of the Corporation, based on currently available information and assumptions that were made to the best ability of the Corporation, to fund working capital requirements for the next 18 to 24 months.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Dentons Canada LLP, counsel for the Corporation, the following is a general summary, as at the date hereof, of the principal Canadian federal income tax considerations applicable to Shareholders who acquire Rights pursuant to the Offering and Common Shares issued on the exercise of such Rights and who, for purposes of the Tax Act and at all relevant times, hold their Rights and Common Shares as capital property, and are not affiliated with, and deal at arm’s length with, the Corporation (for the purposes of this section, “Canadian Federal Income Tax Considerations”, a “Holder”). A Right or Common Share will generally be capital property to a Holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders (as defined herein) whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. The qualifying criteria in respect of this election, which are detailed and complex, should be discussed with a tax advisor. This election is not available in respect of Rights.

This summary does not apply to a Holder (i) that is a “financial institution” or a “specified financial institution” as defined for purposes of the Tax Act, (ii) who has made an election under the functional currency reporting rules of the Tax Act, or (iii) an interest in which is a tax shelter investment for the purposes of the Tax Act.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in proposed section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus (“Tax Proposals”), and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, or any change in the administrative policy or assessing practice of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors about the specific income tax considerations applicable to them having regard to their particular circumstances.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”).

Acquisition of Rights

A Shareholder who acquires the Rights pursuant to this Offering should not be required to include the value of such Rights in computing the Resident Holder’s income for purposes of the Tax Act.

Disposition of Rights

A Resident Holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Right, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Right. The Rights received by a Holder pursuant to this Offering will have an adjusted cost base of nil. The cost of the Rights acquired by a Resident Holder otherwise than pursuant to this Offering will be averaged with the adjusted cost base of all other Rights held by that Resident Holder as capital property at that time for the purposes of determining the adjusted cost base to that Resident Holder of each Right so held. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of a Right) is described below under “Treatment of Capital Gains and Capital Losses”.

Exercise of Rights

The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a Resident Holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Common Share acquired upon the exercise of the Right.

Expiry of Rights

The expiry of an unexercised Right will result in a capital loss to the Resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “Treatment of Capital Gains and Capital Losses”.

Common Shares

A Common Share acquired on the exercise of a Right will have a cost equal to the aggregate of the Subscription Price paid for such Common Share and the adjusted cost base, if any, to the Resident Holder of the Rights so exercised. For the purposes of determining the adjusted cost base of each Common Share held by a Resident Holder, the cost of a Common Share acquired on the exercise of the Rights must be averaged with the adjusted cost base of all other Common Shares held by that Resident Holder as capital property at that time.

Dividends received or deemed to be received on Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A Resident Holder which is a private corporation or a subject corporation for purposes of the Tax Act may be liable to pay a refundable tax of 33 1⁄3% on dividends received or deemed to be received to the extent such dividends are deductible in computing such Resident Holder’s taxable income.

Disposition of Common Shares

On a disposition or a deemed disposition of a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share. The tax treatment of any such capital gain (or capital loss) is described below under “Treatment of Capital Gains and Capital Losses”.

Treatment of Capital Gains and Capital Losses

Under the Tax Act, one-half of any capital gain (or capital loss) realized by a Resident Holder is a “taxable capital gain” (or an “allowable capital loss”). A taxable capital gain must be included in the Resident Holder’s income. Subject to and in accordance with the provisions of the Tax Act, allowable capital losses must generally be deducted from taxable capital gains of the holder in the year in which such allowable capital losses are realized. Allowable capital losses in excess of taxable capital gains may ordinarily be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

The amount of any allowable capital losses realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or through a partnership or trust, a member of a partnership or beneficiary of a trust that owns such shares. Resident Holders to which these rules may be relevant should consult with their own tax advisors in this regard.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on any taxable capital gains.

Alternative Minimum Tax

Dividends received or deemed to be received on the Common Shares and capital gains realized by a Resident Holder who is an individual (other than certain trusts) may increase such Resident Holder’s liability for alternative minimum tax.

Non-Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention) and does not use or hold, and is not deemed to use or hold the Rights or Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.

Acquisition of Rights

Non-Resident Holders should not be subject to Canadian federal income tax or Canadian withholding tax in respect of the acquisition of Rights under this Offering.

Exercise of Rights

The exercise of Rights by a Non-Resident Holder will not constitute a disposition of Rights for purposes of the Tax Act and, consequently, no gain or loss will be realized by the Non-Resident Holder upon the exercise of the Rights.

Expiry of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry of an unexercised Right.

Disposition of Rights or Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (including a disposition by a CDS Participant on behalf of Ineligible Holders) of the Rights or Common Shares acquired on the exercise of the Rights unless the Rights or Common Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. So long as Common Shares are listed on a designated stock exchange (which includes the TSXV) at the time of disposition, Rights or Common Shares will generally not constitute “taxable Canadian property” of a Non-Resident Holder unless, at any time during the 60-month period that ends at the time of disposition, both (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length and partnerships in which the Non-Resident Holder or a person not at arm’s length with the Non-Resident Holder holds a membership interest, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties. Certain provisions of the Tax Act may deem property to be “taxable Canadian property” of a Non-Resident Holder in specific circumstances.

For Non-Resident Holders for whom the Rights or Common Shares may constitute taxable Canadian property and for whom relief is not available under an applicable tax treaty between Canada and the Non-Resident Holder’s country of residence, the income tax consequences discussed above under the headings “Residents of Canada – Disposition of Rights” “Residents of Canada – Disposition of Common Shares” and “Residents of Canada – Treatment of Capital Gains and Capital Losses” would generally apply.

Dividends on Common Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention.

Non-Resident Holders should be aware that the acquisition and disposition of the Rights or Common Shares may have tax consequences in the jurisdiction where they reside and that such consequences are not described herein. Accordingly, such holders should consult their own tax advisers about the specific tax consequences of acquiring, holding and disposing of the Rights or Common Shares applicable in their country of residence.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax consequences to United States Holders, as defined herein, of the receipt, ownership, exercise, lapse and disposition of Rights issued pursuant to the Rights Offering and the ownership and disposition of Common Shares received upon the exercise of such Rights. This discussion is based on existing provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the United States Internal Revenue Service (the “IRS”). No opinion from legal counsel or ruling from the IRS has been or will be sought or obtained with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

As used herein, a “United States Holder” is any beneficial owner of a Common Share or Right that is (i) an individual citizen or resident alien of the United States as determined for United States federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds a Common Share or a Right, the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. A United States person that is an owner or partner of a pass-through entity holding a Common Share or a Right should consult its own tax advisor.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a United States Holder arising from and relating to the receipt, exercise, lapse or disposition of Rights and the ownership and disposition of Common Shares received upon the exercise of such Rights. In addition, this summary does not take into account the individual facts and circumstances of any particular United States Holder that may affect the U.S. federal income tax consequences to such United States Holder, including specific tax consequences to a United States Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any United States Holder. This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax; or state, local or non-United States tax consequences of the acquisition, ownership and disposition of a Common Share or a Right. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. In addition, this discussion does not address the United States federal income tax consequences to certain categories of United States Holders subject to special rules, including United States Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Common Share or Right as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; (vii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of the Corporation; and (viii) United States expatriates. This summary also does not address the U.S. federal income tax considerations applicable to United States Holders who are: (a) persons that have been, are, or will be a resident or deemed to be a resident of Canada for purposes of the Tax Act; (b) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rights or Common Shares in connection with carrying on a business in Canada; (c) persons whose Rights or Common Shares constitute “taxable Canadian property” under the Tax Act; or (d) persons that have a permanent establishment in Canada for the purposes of the income tax convention between the United States and Canada (the “Tax Convention”). United States Holders that are subject to special provisions under the Code, including, but not limited to, United States Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, lapse or disposition of Rights and the ownership and disposition of Common Shares.

This discussion assumes that Common Shares are held as capital assets (generally, property held for investment), within the meaning of Section 1221 of the Code, in the hands of a United States Holder at all relevant times.

A UNITED STATES HOLDER OF COMMON SHARES AND/OR RIGHTS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION.

Consequences of the Ownership, Disposition, and Lapse of Rights

Receipt of Rights

The Corporation believes that the distribution of the Rights should be treated as a non-taxable distribution under Section 305(a) of the Code. This position is not binding on the IRS, or the courts, however. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the Rights would be taxable to holders of Common Shares as a dividend to the extent of the holder’s pro rata share of the Corporation’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Although no assurance can be given, it is anticipated that the Corporation will not have current or accumulated earnings and profits through the end of its current tax year ending October 31, 2015. The remaining discussion assumes that holders of Common Shares in respect of which Rights are received will not be subject to United States federal income tax on the receipt of a Right.

If the aggregate fair market value of the Rights at the time they are distributed to United States Holders of Common Shares is less than 15% of the aggregate fair market value of the Common Shares at such time, the tax basis of the Rights received by a United States Holder will be zero unless such holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued pursuant to the Rights Offering. However, if the aggregate fair market value of the Rights at the time they are distributed to United States Holders of Common Shares is 15% or more of the aggregate fair market value of the Corporation’s Common Shares at such time, or if a United States Holder elects to allocate a portion of its tax basis of previously owned Common Shares to the Rights issued in the Rights Offering, then such holder’s tax basis in previously owned Common Shares will be allocated between such Common Shares and the Rights based upon the relative fair market value of such Common Shares and the Rights as of the date of the distribution of the Rights. Thus, if such an allocation is made and the Rights are later exercised, the tax basis in the Common Shares originally owned will be reduced by an amount equal to the tax basis allocated to the Rights and the basis in the new Common Shares will be increased by the tax basis allocated to these Common Shares. This election is irrevocable if made and would apply to all of the Rights received pursuant to the Rights Offering. The election must be made in a statement attached to a United States Holder’s Federal income tax return for the taxable year in which the Rights are distributed.

Notwithstanding the foregoing, pursuant to applicable Treasury Regulations, tax basis will be allocated to a Right only if it is exercised or disposed of. If a holder allows a Right to lapse unexercised, no tax basis will be allocated to such Right.

The holding period for the Rights received in the Rights Offering by a United States Holder of Common Shares will include the holding period for the Common Shares with respect to which the Rights were received.

Exercise of Rights

A United States Holder will generally not recognize gain or loss on the exercise of a Right and related receipt of a Common Share. A United States Holder’s initial tax basis in the Common Share received on the exercise of a Right should be equal to the sum of (a) such United States Holder’s tax basis in such Right, if any, plus (b) the exercise price paid by such United States Holder on the exercise of such Right. A United States Holder’s holding period for the Common Share received on the exercise of a Right will begin on the day that such Right is exercised by such United States Holder.

A United States Holder that exercises Rights received in the Rights Offering after disposing of the Common Shares with respect to which the Rights were received should consult its own tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.

Disposition of Rights

A United States Holder will recognize gain or loss on the sale or other taxable disposition of a Right in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Holder’s tax basis, if any, in the Right sold or otherwise disposed of. Subject to the discussion under “– PFIC Considerations” below, any gain or loss generally will be capital gain or loss, and will be short-term or long-term depending on whether the Rights are treated as having been held for more than one year under the special holding period rule described above under “– Receipt of Rights”. Long-term capital gains of a non-corporate taxpayer are generally subject to taxation at preferential rates. The deductibility of capital losses is subject to various limitations.

Lapse of Rights

Upon the lapse or expiration of a Right, a United States Holder should recognize no loss, and the tax basis of the Common Shares in respect of which the Rights were received will equal their tax basis before receipt of the Rights. If a United States Holder allocates a portion of its tax basis in the Common Shares held by such holder to the Rights and the Rights expire without exercise after the holder disposes of the Common Shares with respect to which the Rights were received, then the tax consequences are unclear. Either the United States Holder recomputes its gain or loss from the sale of the Common Shares as if no basis were allocated to the Rights or the United States Holder should recognize a capital loss from the expiration of the Rights equal to the tax basis allocated to such Rights. United States Holders should consult their own tax advisors regarding this issue.

Consequences of the Ownership and Disposition of Common Shares received upon the Exercise of a Right

Distributions on Common Shares

Subject to the discussion under “– PFIC Considerations” below, the gross amount of any distribution paid by the Corporation will generally be subject to United States federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such amount will be includable in gross income by a United States Holder as ordinary income on the date such United States Holder actually or constructively receives the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations.

Certain dividends received by non-corporate United States Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”). A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The United States Treasury has determined that the Tax Convention meets these requirements, and the Corporation believes it is eligible for the benefits of the Tax Convention. Dividends received by United States investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends.

The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends received by a United States Holder with respect to shares of a foreign corporation generally constitute foreign-source income and are treated as “passive category” or “general category” income. Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a United States Holder’s United States federal income tax liability. Alternatively, a United States Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for United States federal income tax purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, United States Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of the Corporation’s current or accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the United States Holder’s adjusted basis in the Common Shares held by such United States Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such United States Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “–Sale, Exchange or Other Taxable Disposition of Common Shares and Rights” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each United States Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each United States Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, the United States Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as United States source ordinary income or loss. Different rules apply to United States Holders who use the accrual method.

Sale, Exchange, or Other Taxable Disposition of Common Shares

Upon a sale or other taxable disposition of Common Shares, and subject to the discussion below under “– PFIC Considerations”, a United States Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the United States Holder’s adjusted tax basis in the Common Shares.

As described above, long-term capital gains recognized by non-corporate United States Holders are generally subject to United States federal income tax at preferential rates. Capital gain or loss will constitute long-term capital gain or loss if the United States Holder’s holding period for the Common Shares exceeds one year. The deductibility of capital losses is subject to various limitations.

PFIC Considerations

Special and generally unfavourable United States federal income tax rules may apply to a United States Holder if its holding period in its Common Shares, Rights or both includes any period during a taxable year of the Corporation in which the Corporation is a PFIC. A non-United States corporation is a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets are assets that either produce or are held for the production of passive income. Special rules apply where a non-United States corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation (the “lower-tier corporation”). For purposes of determining whether the Corporation is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

Based on the scope of its current and projected operations, the Corporation does not believe that it may become a PFIC in the current taxable year or in future years. The determination of the Corporation’s PFIC status for any year is very fact-specific, and accordingly, there can be no assurance in this regard. If the Corporation is classified as a PFIC in any year during which a United States Holder holds Common Shares, the Corporation will generally continue to be treated as a PFIC to such holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation is a PIFC, and a United States Holder does not make a timely qualified electing fund (“QEF”) or mark to market election (a “Non-Electing Holder”), then special taxation rules will apply to (i) gains realized on the disposition of such United States Holder’s Common Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such United States Holder’s holding period) by the Corporation. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Common Shares and all excess distributions on its Common Shares over its entire holding period. All gains or excess distributions allocated to prior years of a United States Holder (other than any year before the first taxable year of the Corporation during such United States Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance. Neither the QEF nor the mark-to-market election is available with respect to Rights, and therefore, the rules described above generally apply to gain realized on the disposition of Rights if the Corporation is a PFIC.

If the Corporation is a PFIC and the Common Shares are considered “marketable stock” for purposes of the PFIC rules, a United States Holder may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of its holding period in such Common Shares. The Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the U.S. Securities Exchange Act of 1934, as amended, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Corporation believes that the TSXV meets this test, and accordingly, provided that the Common Shares are regularly traded on the TSXV, a United States Holder should be able to make a mark-to-market election with respect to the Common Shares if the Corporation is classified as a PFIC. If a United States Holder chooses to make a mark-to-market election, such United States Holder must include in ordinary income for each taxable year for which the election is in effect, and during which the Corporation is a PFIC, an amount equal to the excess, if any, of the fair market value of its Common Shares as of the close of the taxable year over its adjusted tax basis in the Common Shares. In addition, the United States Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. United States Holders are urged to consult their own tax advisors as to the consequences of marking a mark-to-market election.

Under the Code, a United States Holder of shares of a PFIC may also make a QEF election with respect to shares of the PFIC. United States Holders should consult with their own tax advisor as to the availability and consequences of the QEF election. In particular, an election to treat the Corporation as a QEF will not be available if the Corporation does not provide the information necessary to make such an election. It is not expected that a United States Holder will be able to make a QEF election because the Corporation does not intend to provide United States Holders with the information necessary to make a QEF election.

If the Corporation is a PFIC, each United States Holder of Common Shares will be required to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such United States Holder. United States Holders are urged to consult their own tax advisors as to the requirement to file an annual report and the penalties that may apply for failing to file such annual report.

Additional Tax on Passive Income

An additional 3.8% tax will generally be imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (1) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (2) other gross income from a passive trade or business; and (3) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares and Rights may be subject to this additional tax.

United States Information Reporting and Backup Withholding Tax

Under United States federal income tax law and regulations, certain categories of United States Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. In addition, new United States return disclosure obligations (and related penalties for failure to disclose) have also been imposed on United States individuals that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Common Shares and Rights. United States Holders of Common Shares and/or Rights should consult with their own tax advisors regarding the requirements of filing any information returns.

Dividends on Common Shares and proceeds from the sale or other disposition of Common Shares and/or Rights that are paid in the United States or by a United States-related financial intermediary will be subject to United States information reporting rules, unless a United States Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a United States Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a United States Holder’s federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a United States Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each United States Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

RISK FACTORS

Investing in the Rights and the Common Shares involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this Prospectus (including, without limitation, the documents incorporated by reference) prior to exercising Rights to subscribe for Common Shares. If any of the following risks actually occur, the Corporation’s business could be materially harmed. The risks and uncertainties described below are not the only ones that the Corporation faces. Additional risks and uncertainties, including those of which the Corporation is currently unaware of or that it deems immaterial, may also adversely affect the Corporation’s business. The risks and uncertainties described below assume completion of the Offering.

The risks set forth below are in addition to those risk factors set forth in the AIF under the heading “Risk Factors” and in the MD&A under the heading “Risks Related to Our Business”.

Risks Relating to the Business

Synodon is exposed to a number of risks and uncertainties as described below. These risks and uncertainties, together with all of the other information in the MD&A, and the accompanying financial statements, should be carefully considered. The list of risks and uncertainties described below are not the only risks the Corporation could face. The risks described below could materially and adversely affect Synodon’s business, financial condition, results of operations and future prospects. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently views as not material, may also become important factors that could adversely affect the Corporation’s business.

Liquidity

The Corporation requires a ready source of cash to meet its operating expenses, fund research and development and expand its business. As at the date hereof the Corporation had negative working capital and lacked sufficient cash to fund ongoing operations. The Corporation also has entered into future commitments that require funding in addition to operating expenses. Please see both the disclosure on the cover page that indicates that if nominal proceeds are raised in the rights offering (being 25% of the potential gross amount), Synodon may not be able to meet ongoing operations beyond October, 2015. If 66 2⁄3% of the potential gross amount is raised, Synodon may not be able to meet ongoing operations beyond February 2016. The disclosure under the heading “Use of Proceeds” contains descriptions of the intended use of funds raised in the Offering depending on amount raised as well as the resulting shortfalls in respect of the procurement of additional realSens™ instruments, retrofitting of the current realSens™ instrument and operating working capital.

Additional Financing

The Corporation requires additional financing to fund operations and remain a going concern. There can be no assurance that such financing will be available on reasonable terms, or at all. If additional financing is obtained it could entail material dilution of the Corporation’s equity. The assumption of debt, if available, involves additional risk to the Corporation and its equity. If additional financing is not available the Corporation may be required to curtail its activities and may not be able to continue in business. The current economic climate is an additional risk and may have an impact on the Corporation’s ability to raise capital.

Negative Cash Flow and Absence of Profits

The Corporation has incurred significant losses and, except for the fourth quarter of fiscal 2014, has not been able to generate profits or positive cash flow. There are no assurances that the Corporation will earn profits or generate positive cash flow in the future. Without sustainable positive cash flow and profits there can be no assurances that the Corporation will be able to continue as a going concern and remain in business.

Need to Enhance Management Systems

The current lack of financial resources could put a strain on management systems and internal controls. In the event that the Corporation does obtain additional financing, and if the recent growth in revenue and work load continues, additional personnel and other resources may be required that could put further strain on management systems and internal controls. There can be no assurances that the Corporation will be able to effectively manage such growth. A failure of management systems or internal controls could have a material adverse effect the Corporation, its business, operating results, and financial condition.

Customer Retention

The Corporation anticipates multi-year contracts with existing and future customers. If securing such contracts is not possible, the Corporation, its business, operating results and financial condition could be materially and adversely affected.

Currency Risk

A substantial portion of revenue during the prior fiscal year was generated in U.S. dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollars could have a material adverse effect. The Corporation does not currently engage in hedging activities to mitigate the potential effect of currency exchange fluctuations.

International Sales

Sales outside Canada represent a substantial portion of gross revenues. The expansion of international sales is a key component of the Corporation’s strategy and the lack of timely and cost effective international revenue growth could have a material adverse effect on its business, operating results, and financial condition.

Dependence on Key Employees

Success depends on people and specifically on the retention of certain key executives and employees. Future success will be dependent on the Corporation’s ability to attract and retain qualified personnel to manage operations, generate revenue and continue with research and development of the realSensTM technology. On May 7, 2015 Adrian Banica, Synodon’s founder, former Chief Executive Officer and President, resigned. The resignation of a founder and former Chief Executive Officer requires the Corporation to undergo a transition that brings with it a measure of uncertainty and risk that is impossible to quantify or mitigate in its entirety. There can be no assurances that unforeseen consequences of Mr. Banica’s resignation will not have a material adverse impact on Synodon or its operations.

Failure to Manage Growth Successfully

Future growth will place additional demands on the Corporation’s financial, managerial and operations resources. If growth is not managed effectively it could have a material adverse effect on the Corporation’s financial condition and results of operations.

Reliance on Third Parties

The Corporation relies on third parties to execute surveys, construct equipment, generate revenue and many other activities related to its business. In addition, the Corporation relies on its customers, who are also third parties, to pay for its services. Any default by a third party could have a material adverse effect on the Corporation, its business, operating results, and financial condition.

As at April 30, 2015, one customer represented 84%, or $378,421, of accounts receivable and that balance has been outstanding for more than 160 days. This customer defaulted on an obligation in 2012 and the Corporation was forced to record a bad debt expense of $266,306 in 2013. Based on the information available as at April 30, 2015 management believes that the receivable is fairly valued and does not at this time warrant a provision for bad debt. Given the credit history of this customer, the reader is cautioned to consider credit risk associated with third parties when evaluating the Corporation’s financial statements and accounts receivable in particular.

Limited Operating History

Synodon was founded in August 2000 and has been focused on developing the realSensTM technology for most of its history. Commercial sales commenced in 2010 and accordingly there is only a limited operating history upon which to base an evaluation of the Corporation, its business and future prospects. Given the limited history of commercial revenue and the absence of regular cash flow or profit, the Corporation’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by early stage businesses in new and rapidly evolving markets. There can be no assurance that Synodon will be successful.

Product Testing

A number of tests have demonstrated the ability of the Corporation’s realSensTM technology to remotely detect natural gas. No independent party has verified the efficacy or accuracy of such test results.

Reliance on Only One Instrument

The realSensTM instrument that Synodon has developed forms the basis of all the services that Synodon provides to its customers and therefore the ability of Synodon to generate revenue. Synodon currently has only one operational realSensTM instrument. If the current instrument fails, is lost or for any reason becomes unavailable to the Corporation it could have a material negative impact on the ability of the Corporation to retain customers and continue with its operations. The instrument is highly specialized, custom designed and custom built specifically for Synodon. There are no replacements or substitutes available should the realSensTM instrument fail, is lost or becomes unavailable. The loss or failure of Synodon’s only realSensTM instrument could have a significant and material negative impact on the Corporation’s revenues, cash flow and ability to remain in business.

Instrumentation Failure

Synodon’s realSensTM instrument is highly specialized and incorporates numerous custom designed and custom built components. These components have not been tested or proven to work in the manner that Synodon is utilizing them other than in Synodon’s own realSensTM instrument. There can be no assurances that some, or all of the components that comprise the realSensTM instrument will continue working as expected or that they will not fail in the future. The failure of any component, or components that form part of the realSensTM instrument could have a significant and material negative impact on the Corporation’s revenues, cash flow and ability to remain in business.

Intellectual Property

Synodon has obtained seven patents from the Canadian, United States and European Union patent offices. These patents reduce the risk of intellectual property being copied or used by other third parties. However, continued success will depend, in part, on the Corporation’s ability to maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or having third parties circumvent its rights. The patent positions of technology companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurances that the Corporation will be able to develop additional proprietary products that are patentable, that any patents issued or licensed will provide a competitive advantage, that patents will not be challenged by third parties, or that the patents of others will not be able to circumvent the patents assigned or licensed to the Corporation. Furthermore, there can be no assurances that others will not independently develop similar products, duplicate the Corporation’s products or, if patents are issued and licensed to Synodon, design around the patented products.

The Corporation is currently unaware of any infringement or claims against any of the patents. As development continues the potential uses of the Corporation’s products may overlap with other products and, as a result, may increasingly become subject to claims of infringement. There can be no assurances that third parties will not assert infringement claims against the Corporation in the future or require a license for their intellectual property rights. There can also be no assurances that such licenses, if required, will be available on reasonable terms. If the Corporation does not obtain such licenses, the Corporation could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses may be prohibited. In addition, Synodon could incur substantial costs in defending itself in suits brought against it on patents it may infringe on, or in filing suits against others to have such patents declared invalid.

Synodon has know-how and technology that is not currently patented. To protect its rights, the Corporation requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurances, however, that these agreements will provide meaningful protection for trade secrets, know-how or other proprietary information in the event of unauthorized use or disclosure.

Litigation may be necessary to enforce patents issued or assigned to the Corporation, or to determine the scope and validity of a third party’s proprietary rights. Substantial costs could be incurred if litigation is required to defend the Corporation, its patents or its rights and there can be no assurances that the Corporation could fund such litigation or prevail in any such action. An adverse outcome in litigation or in interference or other proceeding in a court or patent office could subject Synodon to significant liabilities, require disputed rights to be licensed from other parties or require that the Corporation cease using certain technology or products, any of which may have a material adverse effect its business.

Litigation

Management is not aware of any current or pending litigation against the Corporation. Disputes that cannot be resolved may result in future litigation and such litigation may have a material adverse effect on the Corporation, its business, operating results, and financial condition.

Risks Relating to this Offering

The Trading Price of the Common Shares may decline below the Subscription Price

The trading price of the Common Shares in the future may decline below the Subscription Price. There is no assurance that the Subscription Price will remain below any future trading price of the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors, including those described herein. The exercise of Rights may not be revoked even if there is a decline in the price of the Common Shares prior to the Expiration Time on the Expiration Date.

Subscription Price not an Indication of Value

The Subscription Price is $0.05 for each Common Share purchased. The Subscription Price was determined by the Corporation and does not necessarily bear any relationship to the book value of the Corporation’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Shareholders should not consider the Subscription Price as an indication of the Corporation’s value. After the date of this Prospectus, the Common Shares may trade at prices above or below the Subscription Price.

Significant Shareholder

Mr. Paul van Eeden is a control person in Synodon and his interests may conflict with those of other Shareholders. Mr. van Eeden’s ownership position could be substantially higher in the event he or companies controlled by him purchase all or a portion of the Common Shares offered by this Prospectus. Assuming none of the Rights are exercised by holders other than Mr. van Eeden and companies controlled by him, Mr. van Eeden will own, directly or indirectly, 102,813,295 Common Shares, representing approximately 60.9% of the issued and outstanding Common Shares on a non-diluted basis, plus options to purchase 200,000 Common Shares, which if exercised, would bring his ownership interest in the Corporation to 59.5% on a fully-diluted basis. Accordingly, following the Offering, Mr. Paul van Eeden will continue to have significant influence in any matter coming before a vote of Shareholders and Mr. Paul van Eeden, either alone or acting in concert, may be in a position to prevent approval of certain matters requiring Shareholder approval. The interests of purchasers of Common Shares pursuant to this Offering may not align with the interests of certain insiders, including Mr. Paul van Eeden, participating in this Offering.

No Independent Due Diligence

This Offering is not underwritten. Thus, there has not been an independent “due diligence” review of matters covered by this Prospectus, such as might be conducted by an underwriter had one been affiliated with this Offering.

Holders of Rights are Responsible for Accuracy and Completeness of Subscriptions within Set Time Limits

Holders of Rights who wish to purchase Common Shares in this Offering must act promptly to ensure that all required forms and payments are actually received by the CDS Participant or Subscription Agent, holding the subscriber’s Rights prior to the Expiration Time on the Expiration Date. If a Holder of Rights fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to the transaction in question, the Subscription Agent or CDS Participant may, depending on the circumstances, reject a subscription or accept it to the extent of the payment received. Neither the Corporation, the Subscription Agent nor the CDS Participant undertakes to contact a Holder of Rights concerning, or attempt to correct, an incomplete or incorrect payment or subscription form. The Corporation has the sole discretion to determine whether a subscription properly follows subscription procedures.

Dilution

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, such Shareholder’s current percentage ownership in the Corporation will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders.

No Revocation of Right

Even if the Common Share price declines below the Subscription Price for the Common Shares, resulting in a loss on subscribers’ investments upon the exercise of the Rights, subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. The Corporation may, in its sole discretion, extend the Expiration Time in accordance with applicable Canadian securities laws. During any potential extension of time, the Common Share price may decline below the Subscription Price and result in a loss on subscribers’ investments upon the exercise of the Rights. If the Expiration Time is extended after subscribers send in their subscription forms and payment, subscribers still may not revoke or change the exercise of Rights.

Participation in the Rights Offering is not Assured; No Interest on Subscription Funds

If a Shareholder exercises its Rights, it may not revoke the exercise for any reason unless the Corporation amends the Rights Offering. If the Corporation decides to terminate the Rights Offering, the Corporation will not have any obligation with respect to the Rights except to return any subscription payments, without interest. If the Corporation terminates the Rights Offering, neither the Corporation nor the Subscription Agent will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to subscribers.

No Minimum

There is no minimum amount of funds that must be raised under this Offering. This means that Synodon could complete this Offering after raising only a small portion of the gross proceeds. Further, if nominal proceeds are raised, Synodon may not be able to meet ongoing operations beyond October 31, 2015.

Going Concern

The Corporation has included a “going concern” qualification in the notes to the Corporation’s unaudited interim condensed consolidated financial statements for the period ended April 30, 2015 (see “Nature of Business and Going Concern” under note 1). Current cash resources of the Corporation may not be sufficient to continue its business activities. In the event that the Corporation is unable to raise additional capital and/or attain sufficient revenues from its operations, as to which in each case there can be no assurance, the Corporation may not be able to continue its operations.

Loss of Entire Investment

An investment in the Rights or Common Shares is highly speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

OWNERSHIP OF SECURITIES

To the knowledge of the Corporation, other than CDS, as at the date hereof, no person owns, beneficially or of record, either directly or indirectly, or exercises control or direction, over more than 10% of the outstanding Common Shares, except the following:

NAME	NUMBER OF COMMON SHARES OWNED	TYPE OF OWNERSHIP	PERCENTAGE OF EACH CLASS OWNED(1)

Cranberry Capital Inc.	18,466,262	Direct	21.9%

Notes:

(1)	On a non-diluted basis.

INTEREST OF EXPERTS

Certain legal matters related to the Offering have been passed upon on behalf of the Corporation by Dentons Canada LLP. As at the date hereof, partners and associates of Dentons Canada LLP beneficially own, directly or indirectly, in the aggregate, less than 1% of the outstanding securities of the Corporation.

The auditors of the Corporation are Ernst & Young LLP. Ernst & Young LLP has informed the Corporation that it is independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the Institute of Chartered Accountants of Alberta.

TRANSFER AGENT, REGISTRAR AND SUBSCRIPTION AGENT

The transfer agent and registrar for the Common Shares and Subscription Agent for the Offering is Computershare Trust Company of Canada at its principal office in Calgary.

STATEMENT AS TO RESALE RESTRICTIONS

The Corporation has filed with the SEC in the United States a registration statement on Form F-7 under the US Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the US Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the US Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the US Securities Act, which is included as part of Form 3. See “How to Exercise the Rights – To Sell or Transfer Rights – Form 3”.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (a) documents listed under “Documents Incorporated by Reference”; (b) the consent of Ernst & Young LLP; (c) the consent of Dentons Canada LLP; and (d) powers of attorney.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Exhibits.

See the Exhibit Index hereto.

II-1

PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Synodon Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edmonton, Alberta, Canada, on August 12, 2015.

SYNODON INC.

By:	/s/ Paul van Eeden
Name: Paul van Eeden Title: Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated and on August 12, 2015:

Signature	Title

/s/ Paul van Eeden Paul van Eeden	Executive Chairman of the Board of Directors (Principal Executive Officer)

/s/ Deborah Rodrigo Deborah Rodrigo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Nancy Laird	Director

III-2

Signature	Title

* Chris Sheard	Director

* John Pinsent	Director

/s/ Adrian Banica Adrian Banica	Director

*By:	/s/ Paul van Eeden
Paul van Eeden Attorney-in-fact

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this amendment to the Registration Statement, solely in its capacity as the duly authorized representative of Synodon Inc. in the United States, on August 12, 2015.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director

III-4

EXHIBIT INDEX

Exhibit	Description

2.1*	Annual information form, dated March 9, 2015, for the year ended October 31, 2014

2.2*	Audited consolidated financial statements as at October 31, 2014 and October 31, 2013 and for the years ended October 31, 2014 and 2013, together with the notes thereto and the auditors’ report thereon

2.3*	Management’s discussion and analysis of operating results and financial position for the year ended October 31, 2014

2.4	Unaudited interim condensed consolidated financial statement as at and for the six months ended April 30, 2015, together with the notes thereto

2.5	Management’s discussion and analysis of operating results and financial position as at and for the six months ended April 30, 2015

2.6*	Management information circular, dated May 8, 2014, in connection with the annual and special meeting of common shareholders of Synodon Inc. held on June 12, 2014

2.7*	Material change report, dated March 26, 2015

2.8*	Material change report, dated April 14, 2015

2.9*	Material change report, dated May 12, 2015

2.10	Material change report, dated June 17, 2015

3.1	Consent of Ernst & Young LLP

3.2*	Consent of Dentons Canada LLP

4.1*	Powers of Attorney

*	Previously filed.